Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NIRE: 33300032266

NOTICE TO THE MARKET

Gerdau S.A. informs its shareholders and the market that Brazil’s nationwide truckers’ strike has been affecting its production and its inbound and outbound logistics. The Company is taking all possible preventive and mitigating measures to minimize the impacts caused by the situation in the country. Note that Gerdau’s international operations located in countries other than Brazil are functioning normally.

The Company, by disclosing the information contained in this Notice to the Market, reaffirms its commitment to transparency in its relations with shareholders, investors and the general market.

São Paulo, 28 May 2018.

Harley Lorentz Scardoelli
Executive Vice-President
Investor Relations Officer